UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act Of 1934
(Amendment No. 1)*

Turkcell Iletisim Hizmetleri AS

(Name of Issuer)

Ordinary Shares, nominal value TL 1,000 per share

(Title of Class of Securities)

900111105

(CUSIP Number)

Jan Henrik Ahrnell
General Counsel
TeliaSonera AB
Mårbackagatan 11
S-123 86 Farsta, Sweden
(+46 8) 713 1000

With a copy to;

Petri Haussila, Esq.
White & Case LLP
Eteläranta 14
FIN-00130 Helsinki, Finland
(+358 9) 228 641

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A
SIGNATURES
EXHIBIT INDEX
JOINT FILING AGREEMENT

CUSIP No. 900111105

1.		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

TeliaSonera AB I.R.S. Identification No.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Sweden

	5.	SOLE VOTING POWER

0

NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		66,473,911,565 (1)
OWNED BY
EACH REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON WITH
0

	8.	SHARED DISPOSITIVE POWER

66,473,911,565 (1)

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,473,911,565 (1)

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.30% (2)(3)

12.		TYPE OF REPORTING PERSON

HC

(1)	In addition, Turkcell Holding A.S. (“Turkcell Holding”), of which Sonera Holding B.V. holds a 47.09% interest, holds 255,000,000,000 ordinary shares, nominal value TL 1,000 per share, of Turkcell Iletisim Hizmetleri A.S. (the “Company”) representing 51% of the Company’s current share capital.

(2)	Based on 500,000,000,000 ordinary shares, nominal value TL 1,000 per share, of the Company outstanding on December 31, 2001 as disclosed by the Company in its annual report on Form 20-F for the fiscal year ended December 31, 2001.

(3)	Excludes the ordinary shares of the Company held by Turkcell Holding.

CUSIP No. 900111105

1.		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sonera Corporation I.R.S. Identification No.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Finland

	5.	SOLE VOTING POWER

0

NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		66,473,911,565 (1)
OWNED BY
EACH REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON WITH
0

	8.	SHARED DISPOSITIVE POWER

66,473,911,565 (1)

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,473,911,565 (1)

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.30% (2)(3)

12.		TYPE OF REPORTING PERSON

HC

(1)	In addition, Turkcell Holding A.S. (“Turkcell Holding”), of which Sonera Holding B.V. holds a 47.09% interest, holds 255,000,000,000 ordinary shares, nominal value TL 1,000 per share, of Turkcell Iletisim Hizmetleri A.S. (the “Company”) representing 51% of the Company’s current share capital.

(2)	Based on 500,000,000,000 ordinary shares, nominal value TL 1,000 per share, of the Company outstanding on December 31, 2001 as disclosed by the Company in its annual report on Form 20-F for the fiscal year ended December 31, 2001.

(3)	Excludes the ordinary shares of the Company held by Turkcell Holding.

CUSIP No. 900111105

1.		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sonera Holding B.V. I.R.S. Identification No.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

	5.	SOLE VOTING POWER

0

NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		66,473,911,565 (1)
OWNED BY
EACH REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON WITH
0

	8.	SHARED DISPOSITIVE POWER

66,473,911,565 (1)

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,473,911,565 (1)

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.30% (2)(3)

12.		TYPE OF REPORTING PERSON

CO

(1)	In addition, Turkcell Holding A.S. (“Turkcell Holding”), of which Sonera Holding B.V. holds a 47.09% interest, holds 255,000,000,000 ordinary shares, nominal value TL 1,000 per share, of Turkcell Iletisim Hizmetleri A.S. (the “Company”) representing 51% of the Company’s current share capital.

(2)	Based on 500,000,000,000 ordinary shares, nominal value TL 1,000 per share, of the Company outstanding on December 31, 2001 as disclosed by the Company in its annual report on Form 20-F for the fiscal year ended December 31, 2001.

(3)	Excludes the ordinary shares of the Company held by Turkcell Holding.

SCHEDULE 13G/A

     TeliaSonera AB, a Swedish corporation, previously named Telia AB (“TeliaSonera”), Sonera Corporation, a Finnish corporation (“Sonera”) and Sonera Holding B.V., a Netherlands corporation (collectively, the “Reporting Persons”), hereby file this Amendment No. 1 (“Amendment No. 1”) to amend and supplement the Statement on Schedule 13G originally filed on December 19, 2002 (the “Statement”), with respect to the ordinary shares nominal value TL 1,000 (the “Ordinary Shares”), of Turkcell Iletisim Hizmetleri AS, a Turkish corporation (the “Company”). As provided in the Joint Filing Agreement filed as Exhibit No. 1 hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities and Exchange Act of 1934, to file one Statement on Schedule 13G with respect to their ownership of the Ordinary Shares.

     This Amendment No. 1 is being filed solely to reflect the completion of TeliaSonera’s exchange offer for all the outstanding shares, including shares represented by American Depositary Shares, and certain warrants of Sonera, pursuant to which (1) TeliaSonera acquired approximately 95 percent of Sonera’s shares, (2) Sonera became a 95 percent majority-owned subsidiary of TeliaSonera and (3) TeliaSonera became the ultimate beneficial owner of the Ordinary Shares held of record by Sonera.

     Capitalized terms used but not defined in this Amendment No. 1 have the meaning assigned thereto in the Statement. The Statement is hereby amended and supplemented by this Amendment No. 1.

Item 2(a)   Name of Persons Filing

     The response to Item 2(a) of the Statement is hereby amended in its entirety to read as follows:

     “TELIASONERA AB

     SONERA CORPORATION

     SONERA HOLDING B.V.”

Item 2(b)   Address of Principal Business Office or, if none, Residence

     The response to Item 2(b) of the Statement is hereby amended in its entirety to read as follows:

     “TELIASONERA AB — Mårbackagatan 11, S-123 86 Farsta, Sweden

SONERA CORPORATION — Teollisuuskatu 15, P.O. Box 106, FIN-00051, Helsinki, Finland

SONERA HOLDING B.V. — Rivium 1e Straat 9, 2909 LE Capelle aan den IJssel, the Netherlands”

Item 2(c)   Citizenship

     The response to Item 2(c) of the Statement is hereby amended in its entirety to read as follows:

     “TELIASONERA AB — Sweden

     SONERA CORPORATION — Finland

     SONERA HOLDING B.V. — the Netherlands”

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2002

TELIASONERA AB

By:	/s/ ANDERS IGEL

Name: Anders Igel Title: President and CEO

By:	/s/ JAN HENRIK AHRNELL

Name: Jan Henrik Ahrnell Title: General Counsel

SONERA CORPORATION

By:	/s/ KIM IGNATIUS

Name: Kim Ignatius Title: CFO

By:	/s/ MAIRE LAITINEN

Name: Maire Laitinen Title: Group General Counsel

SONERA HOLDING B.V.

By:	/s/ JAAP JOHAN VAN DER VLIES

Name: Jaap Johan van der Vlies Title: Managing Director

EXHIBIT INDEX

A.	Joint Filing Agreement among TeliaSonera AB, Sonera Corporation and Sonera Holding B.V.

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares of Turkcell Iletisim Hizmetleri A.S. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

December 19, 2002

TELIASONERA AB

By:	/s/ ANDERS IGEL

Name: Anders Igel Title: President and CEO

By:	/s/ JAN HENRIK AHRNELL

Name: Jan Henrik Ahrnell Title: General Counsel

SONERA CORPORATION

By:	/s/ KIM IGNATIUS

Name: Kim Ignatius Title: CFO

By:	/s/ MAIRE LAITINEN

Name: Maire Laitinen Title: Group General Counsel

SONERA HOLDING B.V.

By:	/s/ JAAP JOHAN VAN DER VLIES

Name: Jaap Johan van der Vlies Title: Managing Director